Kuke Music Holding Limited

Building 96, 4 San Jian Fang South Block

Chaoyang District, Beijing 100024

The People’s Republic of China

March 1, 2023

VIA EDGAR

Mr. Nicholas Nalbantian

Ms. Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kuke Music Holding Limited (CIK No. 0001809158)

Registration Statement on Form F-3 (Registration No.: 333-267655)

Dear Mr. Nalbantian and Ms. Peyser,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Kuke Music Holding Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) of the Company be accelerated by the Securities and Exchange Commission (the “Commission”) to, and that the Registration Statement become effective at 10:00 A.M., Eastern Time, on March 6, 2023, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 under the Securities Act. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation.

The Company hereby acknowledges the following:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,
Kuke Music Holding Limited

By:	/s/ He Yu
Name:	He Yu
Title:	Chairman and Chief Executive Officer